SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                            FORM 11-K

        X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1998

                               OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

     For the transition period from           to

                 Commission file number 1-3480


                    MDU RESOURCES GROUP, INC.
              TAX DEFERRED COMPENSATION SAVINGS PLAN


                    MDU RESOURCES GROUP, INC.
                        SCHUCHART BUILDING
                      918 EAST DIVIDE AVENUE
                         P.O. BOX 5650
               BISMARCK, NORTH DAKOTA 58506-5650





                             CONTENTS



Required Information

 Financial Statements:

   Statements of Financial Condition -- December 31,
     1998 and 1997
   Statements of Income and Changes in Participants'
     Equity -- Years ended December 31, 1998, 1997
     and 1996
   Notes to Financial Statements

   Schedules -- Schedule I has been omitted because the required information is shown in such financial statements or the notes or supplemental schedules thereto.
   Schedule II -- Allocation of Plan Assets and
     Liabilities to Investment Programs
   Schedule III -- Allocation of Plan Income and
     Changes in Plan Equity to Investment Programs
   Schedule IV -- Item 27d - Schedule of Reportable
     Transactions

   Report of Independent Public Accountants

 Signature page

 Exhibit:

   Consent of Independent Public Accountants

                     MDU RESOURCES GROUP, INC.
               TAX DEFERRED COMPENSATION SAVINGS PLAN


                  STATEMENTS OF FINANCIAL CONDITION
                            December 31,


                                              1998              1997
Assets:
 Investments -- (Schedule II)
   MDU Resources Group, Inc. common
     stock
     (1998 -- 6,064,118 shares,
        cost $103,035,875;
     1997 -- 2,760,054 shares,
        cost $43,632,742)             $159,562,105      $ 87,286,708
   Other                                29,897,044         4,034,826

 Cash and cash equivalents               1,711,482        12,908,879

 Dividends and interest receivable       1,281,649           800,500

 Participant loans receivable            2,318,857               ---

                                      $194,771,137      $105,030,913


Participants' equity:
 Distributions due terminated
   participants                       $    333,123      $      6,271

 Active participants' equity           194,438,014       105,024,642

                                      $194,771,137      $105,030,913

             The accompanying notes are an integral part
                   of these financial statements.


                       MDU RESOURCES GROUP, INC.
                TAX DEFERRED COMPENSATION SAVINGS PLAN


       STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
                       Years ended December 31,

                                             1998         1997            1996
Investment income:(Schedule III)
 Dividends                          $   3,484,873   $ 3,454,643    $ 3,325,827
 Interest                                 193,431        53,480         33,247
 Capital gains                            603,798       200,226         25,681
 Other                                    (20,091)         (890)      (108,279)
 Realized gains, net                    8,693,580     6,976,940      1,369,749
 Unrealized appreciation on
   investments                         14,766,451    19,279,470      8,518,996

                                       27,722,042    29,963,869     13,165,221

Contributions:
 Employers                              1,274,909     1,213,664      1,170,200
 Employees                              3,885,912     3,553,477      3,332,996
 Employee rollover                        205,540         1,104         15,179

   Total contributions                  5,366,361     4,768,245      4,518,375

Distributions to terminated
 participants                          (8,998,730)   (6,769,572)    (4,164,626)


Net transfers from Tax
 Deferred Compensation
 Savings Plan for
 Collective Bargaining
 Unit Employees                           483,019       155,102        600,455

Transfers related to Coyote
 Station (Note 4)                      (2,518,578)          ---            ---

Transfers related to
 Merger of Plans (Note 1)              67,686,110           ---            ---

Increase in participants'
 equity                                89,740,224     28,117,644    14,119,425

Participants' equity at
 beginning of year                    105,030,913     76,913,269    62,793,844

Participants' equity at
 end of year                         $194,771,137   $105,030,913   $76,913,269

              The accompanying notes are an integral part
                     of these financial statements.

                NOTES TO FINANCIAL STATMENTS

1.     Description of the Plan

  The MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan (the Plan) was adopted on August 4, 1983, by the Board of Directors of MDU Resources Group, Inc. (the Company) to provide a means for deferred savings and investment by eligible employees and to afford additional security for their retirement. The Plan is a defined contribution plan established effective January 1, 1984. The Company and any of its direct or indirect subsidiaries who choose to participate in the Plan are the Employers.
Effective January 1, 1988 (1988 Effective Date), the Plan was amended and restated to reflect the merger and transfer of eligible employees' accounts of the MDU Resources Group, Inc. Employee Stock Ownership Plan (ESOP) into the Plan. Effective January 1, 1995 (1995 Effective Date), the Plan was amended to reflect the merger and transfer of eligible employees' accounts of the Anchorage Sand and Gravel Company, Inc. (AS&G) Profit Sharing/401(k) Plan into the Plan. Effective January 1, 1999, the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (Bargaining Plan) into the Plan. The assets of the Bargaining Plan were transferred to the Plan on December 31, 1998. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (Code) and the regulations thereunder. In addition, effective January 1, 1999, the Plan's name was changed to the MDU Resources Group, Inc. 401(k) Retirement Plan. The fiscal year of the Plan is the calendar year.

  The Board of Directors of the Company may amend or modify the Plan, and the Boards of Directors of the Employers may, at any time, terminate the Plan with respect to the respective Employer.

  The Plan is administered for the Company by a seven-member committee (the Committee) appointed by the Chief Executive Officer of the Company.

  The recordkeeper and trustee of the Plan are New York Life
Benefits Services, Inc. (recordkeeper) and New York Life Trust
Company (trustee), respectively.

  Administrative expenses of the Plan are paid by the Employers;
however, fees or commissions associated with each of the investment options are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings.

  The Plan contains three parts: 1) The Deferred Savings feature, which is the part of the Plan related to an eligible employee's ability to defer a portion of the employee's current compensation into a tax-free trust, 2) The ESOP feature, which is the part of the Plan related to participation in the ESOP, as merged into the Plan as of the 1988 Effective Date, and 3) The profit sharing feature which was added effective January 1, 1999. This profit sharing feature will allow the Company and any of its direct or indirect subsidiaries who choose to participate in the Plan to make discretionary contributions to eligible employees, based on attainment of pre-determined earnings levels.

Deferred Savings

  Prior to January 1, 1999, any employee who was at least 18 years of age, who completed at least one year of service with a minimum of 1,000 hours worked and who was not a collective bargaining unit employee was eligible to participate in the Plan. As of January 1, 1999, generally an employee may participate upon hire if they are at least 18 years of age and a regular full time or part time employee. An eligible employee may elect to par-ticipate in the Plan and by filing an election with the Company to have savings contributions made on the employee's behalf. Prior to January 1, 1999, a former participant or eligible employee who was reemployed became eligible to be a participant on the first day of the month following the employee's return to employment as an eligible employee. Effective January 1, 1999, the reemployed employee is eligible on the first day of reemployment.

  Each participant may change their contribution percentage at any time via the recordkeeper's toll free telephone service or internet website. The Plan allows contributions by participants varying from one percent through 15 percent, in one percent increments, of eligible compensation for each pay period. In addition, the Plan accepts rollover contributions from other qualified retirement plans or an Individual Retirement Account
(IRA) that only holds assets distributed from a qualified plan as adjusted for earnings, losses and gains attributable thereto.
Such savings contributions on behalf of a participant are credited to the participant's Rollover Account. An election is made by each participant to allocate contributions in one percent increments to any or all of the seven available investment options. Participants may choose to invest in common stock of the Company, an equity indexed mutual fund, a bond market indexed fund, a balanced fund, a small-cap fund, an international fund or a stable value option. The small-cap and international fund options were available as investment options as of March 1, 1997. Such savings contributions reduce, on a dollar-for-dollar basis, the participant's taxable earnings in the year in which the savings contributions are made. Eligible compensation is defined as the employee's total compensation (not in excess of $160,000 for 1998 and 1997 and not in excess of $150,000 for 1996) from the Employer, unreduced by any savings contributions of the eligible employee to the Plan, and any amount contributed by the Employer pursuant to a salary reduction agreement and which is not includible in the gross income of an employee, excluding other contributions to the Plan, contributions to other employee benefit plans and certain additional items of compensation which do not constitute direct earnings.

  A participant may authorize suspension of such participant's savings contributions to the Plan via the toll free telephone service or internet website. Such suspension of savings contributions is effective as soon as administratively feasible but not later than 30 days from the request. Suspended savings contributions may not be made up by savings contributions at a later time.

  Each participant's Employer makes a non-discretionary matching contribution, equal to a percentage of such participant's monthly savings contributions up to a specified percent of a participant's compensation as provided under the Plan, which is credited to such participant's Matching Contribution Account. Effective January 1, 1999, the Company may make an additional discretionary variable matching contribution to a participant's Matching Contribution Account based on attainment of pre-determined earnings levels.
All matching contributions are invested in common stock of the Company.

  A participant's interest in a Savings Contribution Account or a Matching Contribution Account is at all times fully vested and nonforfeitable. Participant accounts are valued on a daily basis.

  The Plan limits the elective deferral contribution for each participant to the annual dollar limit as designated in Section 402(g) of the Code for the calendar year, as adjusted. For each participant, contributions (other than rollovers) credited to an account in any plan year, when aggregated with contributions under all other qualified plans maintained by the Employers, cannot be greater than the maximum contribution permitted by Section 415 of the Code. The deduction for contributions to the Plan, when taken together with all other contributions made by the Employer to other qualified retirement plans, cannot exceed the maximum amount deductible under Section 404 of the Code. The Plan also limits the aggregate savings contributions which may be made on behalf of highly compensated employees.

  Generally, once each month, the Employers remit all authorized contributions made by the participants to the trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998. Contributions for common stock, including the Employers' matching contribution, are used by the trustee to purchase shares of MDU Resources Group, Inc. common stock (MDU stock) directly on the open market. All such market purchases may be made at such prices as the trustee may determine in its sole and absolute discretion. The trustee may also purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. The funds contributed to the equity indexed mutual fund are invested in the MainStay Institutional Indexed Equity Fund (MainStay Equity), which trades in the 500 common stocks listed on the Standard & Poor's 500 Composite Stock Price Index. The funds contributed to the bond market indexed fund are invested in the MainStay Institutional Indexed Bond Fund (MainStay Bond), which invests in investment grade corporate and U.S. government bonds, mortgage-backed securities and asset-backed securities. The funds contributed to the balanced fund are invested in the Dodge & Cox Balanced Fund (Dodge & Cox Balanced), which invests in stocks and bonds. The funds contributed to the small-cap fund are invested in the Baron Asset Fund (Small-Cap), which invests in common stock of small and medium-sized companies. The funds contributed to the international fund are invested in the Templeton Foreign Fund (Class I) (Templeton International), which invests primarily in stocks of companies located outside of the United States. The funds contributed to the stable value option (Stable Value) are invested in the New York Life Anchor Account, which also invests in cash and cash equivalents. On January 2, 1998, the Vanguard Index - 500 Portfolio (Vanguard Equity), Vanguard Total Bond Market Index Fund (Vanguard Bond), EuroPacific Growth Fund (International) and the short-term investment fund (Money Market) were replaced with the MainStay Equity, MainStay Bond, Templeton International and Stable Value funds, respectively. Effective January 1, 1997, the Dodge & Cox Balanced replaced the Fidelity Balanced Fund (Fidelity Balanced) and the Vanguard Bond replaced the Dreyfus Bond Market Index Fund (Mellon Bond).

  Any dividends, interest, gains, losses or other distributions on the above mentioned investments and short-term investment income allocated to a participant's accounts are reinvested in the appropriate investment medium, which is credited to the participant's accounts. As amounts are allocated to each participant's accounts, they become fully vested.

  The amount credited to a participant's Savings Contribution Account and Matching Contribution Account shall become payable to the participant or the participant's beneficiary/beneficiaries, as applicable (see tax rules related to rollover options), upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Amounts credited to such accounts will be paid as soon as practicable after such amounts are ascertained; provided that such payment shall not be made prior to the participant's attainment of age 62 without the written consent of the participant if the value of such accounts exceeds $5,000.

  A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lessor of $50,000 or one-half of the participant's account balance subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at the prevailing prime rate in effect at the time the loan is made, plus one percentage point.

  A participant may make other in-service withdrawals (hardship or age 59 1/2) from such participant's Savings Contribution Account or Matching Contribution Account under certain conditions.

  On the 1995 Effective Date, the 401(k) feature of the AS&G Profit Sharing/401(k) Plan was merged into the Deferred Savings feature of the Plan with the Profit Sharing feature being merged into the Plan as a separate feature. On September 30, 1996, the assets of the Profit Sharing feature were liquidated and transferred to the available investment options of the Deferred Savings feature as directed by the AS&G participants.

   On an annual basis, AS&G may contribute a discretionary amount to the non-highly compensated AS&G employees out of its current or accumulated net profit, as defined in the summary plan description.

ESOP

  Participation in the ESOP feature of the Plan is limited to participants in the ESOP as of the 1988 Effective Date or the date as of which an ESOP Account is established under the Plan, whichever is later.

  As of the 1988 Effective Date, ESOP Accounts have been suspended and no additional contributions shall be made by the Company to such accounts, other than to reflect dividends or other earnings.

  A participant's interest in an ESOP Account is at all times fully vested and nonforfeitable.

  Distributions are consistent with the Deferred Savings feature previously mentioned, except for participant loans which are not available to ESOP Accounts.

  Prior to January 1, 1999 each participant with an ESOP Account, who had attained age 55 and who had completed at least 10 years of participation under the ESOP, the Plan or both, was entitled to elect the distribution of a percentage of the value of the participant's ESOP Account attributable to common stock acquired under the ESOP or ESOP feature after December 31, 1986. This form of distribution was offered to allow the participant to diversify the investment of a portion of their ESOP account. Effective January 1, 1999, the entire ESOP account balance may be diversified within the Plan for participants who have both attained age 55 and completed at least 10 years of participation.

2.  Summary of Significant Accounting Policies

Investment valuation -

     Investments held by the Plan are carried at market value.
Market value for the Stable Value and Money Market funds approximates cost. The Plan's other investment valuations are based on published market quotations.

Contributions --

     Employer and employee contributions are recorded by the Plan when received or determined to be receivable. Employee contributions are accumulated by the Employers through payroll reductions.

Other --

     Securities transactions are recorded on a trade date basis.
Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.  Investments

     The cost basis for distributions from the Plan is calculated using the average cost per participant. Information concerning distributions to terminated participants and other participants meeting certain conditions of the Plan during 1998, 1997 and 1996 was as follows:

                 Deferred Savings                                  ESOP
               1998        1997        1996        1998        1997        1996
MDU Stock:
 Number
   of
   shares   151,445     179,393     123,334      77,060      78,710      61,030
 Market
   value $4,691,953  $4,200,722  $2,599,731  $2,164,686  $1,701,461  $1,283,160
 Average
   cost  $2,294,918  $2,876,791  $1,969,443  $  650,089  $  966,733  $  715,030
Cash     $2,124,820  $  856,763  $  264,405  $   17,271  $   10,626  $   16,718


  Cash distributions made in 1996 from the Profit Sharing feature were $612.

  The net changes in unrealized appreciation of Plan investments during 1998, 1997 and 1996 were as follows:

                               Deferred Savings                            ESOP
                       1998         1997        1996          1998         1997        1996
Unrealized
 appreciation
 - January 1    $30,416,948  $16,363,392  $ 9,807,996  $13,495,039  $ 8,269,125  $6,305,525
Change
 during
 the year        11,484,137   14,053,556    6,555,396    3,282,314    5,225,914   1,963,600

Unrealized
 appreciation
 - December 31  $41,901,085  $30,416,948  $16,363,392  $16,777,353  $13,495,039  $8,269,125

4. Transfers Related to Coyote Station

   Effective July 1, 1998, Montana-Dakota Utilities Co., a division of the Company, was replaced by Otter Tail Power Company (Otter Tail) as operator of the Coyote electric generating station (Coyote Station) at Beulah, North Dakota. At such time, employees at the Coyote Station became employees of Otter Tail. Assets for those employees who were participants in the Plan and Bargaining Plan were transferred to the trustee of the Otter Tail defined contribution retirement plan. Montana-Dakota Utilities Co., maintains its ownership interest in the Coyote Station.

5. Federal Income Taxes

   The Internal Revenue Service (IRS) has informed the Company that the Plan, as amended through July 31, 1998, is qualified under Section 1.401-1 of the Income Tax Regulations. The Company intends to file subsequent plan amendments with the IRS to receive final determination. The Company believes the Plan, as amended, will remain exempt from federal income tax under Section 501(a) of the Code. Contributions under the Plan and earnings of the trust will not be taxable to the participants until distributed. Except as stated below, any distribution made to a participant is taxable as ordinary income in the year of distribution.

   Under current law, the amount taxable as ordinary income may be eligible for a special five-year averaging method of taxation (participants who reached age 50 before 1986 may be eligible for ten-year averaging) if the participant has participated in the Plan for five years prior to the year in which the distribution is received. Any net unrealized appreciation at the time of distribution will be treated as long-term capital gain upon the subsequent sale of the common stock (unless the participant has previously elected to include this amount as income in the year of distribution) and any further appreciation subsequent to the date of distribution will be treated as long-term or short-term capital gain depending on the participant's holding period.

   Distributions from the Plan may qualify under the Code as "eligible rollover distributions." An eligible rollover distribution is a distribution paid directly from the Plan to an IRA or another employer plan that accepts rollovers or paid to the participant and rolled over by the participant within 60 days to a qualifying IRA or another employer qualified plan. If a participant chooses either of these options, such participant is not taxed on the amount rolled over until the participant later receives a distribution from the IRA or the employer plan.

   The foregoing covers only the general federal income tax aspects of Plan participation and distributions.



                           SUPPLEMENTAL

                            SCHEDULES

                                      MDU RESOURCES GROUP, INC.
                                TAX DEFERRED COMPENSATION SAVINGS PLAN

                                     ALLOCATION OF PLAN ASSETS AND
                                   LIABILITIES TO INVESTMENT PROGRAMS
                                           December 31, 1998

                           ESOP                    Deferred Savings and Profit Sharing
                                                    MainStay    MainStay   Dodge & Cox
                         MDU Stock     MDU Stock     Equity       Bond       Balanced    Small-Cap
Assets:
  Investments --
    Participants             1,080         1,811        1,134         407         512         383
    Number of shares/
      units              1,771,753     4,292,365      596,937     178,972      53,010      43,561
    Cost               $29,841,898  $ 73,193,977  $17,675,953  $1,958,405  $3,542,031  $2,124,587

  Market value         $46,619,251  $112,942,854  $19,931,733  $1,956,161  $3,457,324  $2,201,585

Cash and cash
  equivalents               85,908     1,625,574          ---         ---         ---         ---

Dividends and
  interest
  receivable               372,950       901,645          ---         ---         ---         ---

Participant loans
  receivable                   ---           ---          ---         ---         ---         ---
                       $47,078,109  $115,470,073  $19,931,733  $1,956,161  $3,457,324  $2,201,585

Participants' equity:
  Distributions due
    terminated
    participants       $   112,621  $    135,293  $    25,551  $    9,898   $  10,893  $   19,121
  Active participants'
       equity           46,965,488   115,334,780   19,906,182   1,946,263   3,446,431   2,182,464
                       $47,078,109  $115,470,073  $19,931,733  $1,956,161  $3,457,324  $2,201,585

                             The accompanying notes are an integral part of this schedule.

                                       MDU RESOURCES GROUP, INC.
                                 TAX DEFERRED COMPENSATION SAVINGS PLAN
                                    ALLOCATION OF PLAN ASSETS AND
                             LIABILITIES TO INVESTMENT PROGRAMS (Continued)
                                           December 31, 1998
                           Deferred Savings and Profit Sharing (Continued)

                       Templeton                              Total
                         Inter-     Stable       Loan        Deferred
                       national     Value        Fund        Savings          Total
Assets:
  Investments --
    Participants           216          150          179
    Number of shares/
      units             91,918    1,579,053          ---      6,835,816      8,607,569
    Cost              $864,807   $1,579,053          ---   $100,938,813   $130,780,711

  Market value        $771,188   $1,579,053   $      ---   $142,839,898   $189,459,149

Cash and cash
  equivalents              ---          ---          ---      1,625,574      1,711,482

Dividends and
  interest
  receivable               ---        7,054          ---        908,699      1,281,649

Participant loans
  receivable               ---          ---    2,318,857      2,318,857      2,318,857
                      $771,188   $1,586,107   $2,318,857   $147,693,028   $194,771,137

Participants' equity:
  Distributions due
    terminated
    participants      $ 18,491   $    1,255   $      ---   $    220,502   $    333,123
  Active participants'
       equity          752,697    1,584,852    2,318,857    147,472,526    194,438,014
                      $771,188   $1,586,107   $2,318,857   $147,693,028   $194,771,137

                   The accompanying notes are an integral part of this schedule.

                                      MDU RESOURCES GROUP, INC.
                                TAX DEFERRED COMPENSATION SAVINGS PLAN

                                     ALLOCATION OF PLAN ASSETS AND
                                   LIABILITIES TO INVESTMENT PROGRAMS
                                           December 31, 1997

                           ESOP                          Deferred Savings and Profit Sharing                  Total
                                                Vanguard  Vanguard  Dodge & Cox            Inter-     Money  Deferred
                         MDU Stock  MDU Stock    Equity     Bond     Balanced  Small-Cap  national   Market   Savings       Total
Assets:
  Investments --
    Participants              696       1,125         767        309       350       173      141       88
    Number of shares/
      units               705,683   2,054,371         ---        ---     34,140   18,710       10  847,049   2,954,280    3,659,963
    Cost              $ 8,822,186 $34,810,556 $       --- $      --- $2,125,133 $804,336 $    287 $847,049 $38,587,361 $ 47,409,547

  Market value        $22,317,225 $64,969,483 $       --- $      --- $2,279,861 $907,649 $    267 $847,049 $69,004,309 $ 91,321,534

Cash and cash
  equivalents              10,507     122,890  11,065,111  1,256,913        ---      ---  453,457        1  12,898,372   12,908,879

Dividends and
  interest
  receivable              203,173     592,784         ---        ---        ---      ---      ---    4,543     597,327      800,500
                      $22,530,905 $65,685,157 $11,065,111 $1,256,913 $2,279,861 $907,649 $453,724 $851,593 $82,500,008 $105,030,913

Participants' equity:
  Distributions due
    terminated
    participants      $       --- $     5,138 $       222 $      164 $     ---  $    --- $    --- $    747 $    6,271  $      6,271

  Active participants'
       equity          22,530,905  65,680,019  11,064,889  1,256,749  2,279,861  907,649  453,724  850,846  82,493,737  105,024,642
                      $22,530,905 $65,685,157 $11,065,111 $1,256,913 $2,279,861 $907,649 $453,724 $851,593 $82,500,008 $105,030,913

                              The accompanying notes are an integral part of this schedule.

                                       MDU RESOURCES GROUP, INC.
                                TAX DEFERRED COMPENSATION SAVINGS PLAN

                                ALLOCATION OF PLAN INCOME AND CHANGES
                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                    Year ended December 31, 1998

                               ESOP                  Deferred Savings and Profit Sharing
                                                      MainStay   MainStay    Dodge & Cox
                            MDU Stock    MDU Stock     Equity       Bond       Balanced    Small-Cap
Investment income:
  Dividends               $  801,976  $  2,333,142  $   152,155  $   92,387  $   88,797  $    1,265
  Interest                     5,238        36,939          ---       6,680         ---         ---
  Capital gains                  ---           ---      414,078         ---     145,141         ---
  Other                        8,713       (27,686)        (474)        (59)       (510)        ---
  Realized gain (loss)     2,102,658     6,080,362      264,327      13,417     161,748      74,095
  Unrealized appreciation
    (depreciation) on
    investments            3,282,314     9,589,950    2,255,780      (2,244)   (239,435)    (26,315)
                           6,200,899    18,012,707    3,085,866     110,181     155,741      49,045
Contributions:
  Employers --
    MDU                          ---       698,974          ---         ---         ---         ---
    WBI Holdings                 ---       233,745          ---         ---         ---         ---
    Knife River                  ---       342,190          ---         ---         ---         ---
                                 ---     1,274,909          ---         ---         ---         ---
  Employees --
    MDU                          ---     1,052,741      679,935      69,526     180,509     149,187
    WBI Holdings                 ---       248,569      240,004      24,259      85,326      63,500
    Knife River                  ---       361,501      347,623      51,514      98,367      33,610
                                 ---     1,662,811    1,267,562     145,299     364,202     246,297
  Employee rollover --
    MDU                          ---           772        6,562         ---         173      12,592
    WBI Holdings                 ---         1,703        7,177         851       5,110       3,222
    Knife River                  ---        73,114       72,392       4,136         ---      13,527
                                 ---        75,589       86,131       4,987       5,283      29,341

                                 ---     3,013,309    1,353,693     150,286     369,485     275,638

Distributions to
  terminated
  participants            (2,181,957)   (4,912,143)    (639,370)   (108,825)   (360,944)    (86,699)

Net loan activity                ---      (859,025)    (209,654)      2,802     (37,150)    (25,006)

Transfers of
  participants' equity:
  Fund to Fund                   ---    (1,747,822)    (413,008)    149,241     316,352     484,684
  Plan to Plan                49,440       382,027       18,359      13,068       5,060         682
  Plan to Plan
   (Coyote Station)         (692,514)   (1,381,724)    (219,444)    (53,219)    (49,660)    (37,186)
  Plan to Plan (Merger)   21,171,336    37,277,587    5,890,180     435,714     778,579     632,778
                          20,528,262    34,530,068    5,276,087     544,804   1,050,331   1,080,958

Increase in participants'
  equity                  24,547,204    49,784,916    8,866,622     699,248   1,177,463   1,293,936

Participants'
  equity at
  beginning of
  year                    22,530,905    65,685,157   11,065,111   1,256,913   2,279,861     907,649

Participants'
  equity at end
  of year                $47,078,109  $115,470,073  $19,931,733  $1,956,161  $3,457,324  $2,201,585

                            The accompanying notes are an integral part of this schedule.

                                       MDU RESOURCES GROUP, INC.
                                TAX DEFERRED COMPENSATION SAVINGS PLAN

                                 ALLOCATION OF PLAN INCOME AND CHANGES
                          IN PLAN EQUITY TO INVESTMENT PROGRAMS (Continued)
                                    Year ended December 31, 1998
                                 Deferred Savings and Profit Sharing (Continued)
                        Templeton                                Total
                          Inter-      Stable         Loan       Deferred
                         national      Value         Fund       Savings           Total
Investment income:
  Dividends              $ 15,151   $      ---   $      ---   $  2,682,897   $  3,484,873
  Interest                    ---       83,797       60,777        188,193        193,431
  Capital gains            44,579          ---          ---        603,798        603,798
  Other                       ---          (75)         ---        (28,804)       (20,091)
  Realized gain (loss)     (3,027)         ---          ---      6,590,922      8,693,580
  Unrealized appreciation
    (depreciation) on
    investments           (93,599)         ---          ---     11,484,137     14,766,451
                          (36,896)      83,722       60,777     21,521,143     27,722,042
Contributions:
  Employers --
    MDU                       ---          ---          ---        698,974        698,974
    WBI Holdings              ---          ---          ---        233,745        233,745
    Knife River               ---          ---          ---        342,190        342,190
                              ---          ---          ---      1,274,909      1,274,909
  Employees --
    MDU                    83,604       30,170          ---      2,245,672      2,245,672
    WBI Holdings           34,262        5,059          ---        700,979        700,979
    Knife River            10,806       35,840          ---        939,261        939,261
                          128,672       71,069          ---      3,885,912      3,885,912
  Employee rollover --
    MDU                       520          ---          ---         20,619         20,619
    WBI Holdings            1,155          852          ---         20,070         20,070
    Knife River               841          841          ---        164,851        164,851
                            2,516        1,693          ---        205,540        205,540

                          131,188       72,762          ---      5,366,361      5,366,361

Distributions to
  terminated
  participants            (36,107)    (628,682)     (44,003)    (6,816,773)    (8,998,730)

Net loan activity          (6,330)      (8,423)   1,142,786            ---            ---

Transfers of
  participants' equity:
  Fund to Fund            129,344    1,081,209          ---            ---            ---
  Plan to Plan                257       14,126          ---        433,579        483,019
  Plan to Plan
   (Coyote Station)       (16,309)     (68,522)         ---     (1,826,064)    (2,518,578)
  Plan to Plan (Merger)   152,317      188,322    1,159,297     46,514,774     67,686,110
                          265,609    1,215,135    1,159,297     45,122,289     65,650,551

Increase in participants'
  equity                  317,464      734,514    2,318,857     65,193,020     89,740,224

Participants'
  equity at
  beginning of
  year                    453,724      851,593          ---     82,500,008    105,030,913

Participants'
  equity at end
  of year                $771,188   $1,586,107   $2,318,857   $147,693,028   $194,771,137

                           The accompanying notes are an integral part of this schedule.

                                       MDU RESOURCES GROUP, INC.
                                TAX DEFERRED COMPENSATION SAVINGS PLAN

                              ALLOCATION OF PLAN INCOME AND CHANGES
                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                    Year ended December 31, 1997

                        ESOP                    Deferred Savings and Profit Sharing                           Total
                                              Vanguard    Vanguard  Dodge & Cox            Inter-   Money    Deferred
                      MDU Stock  MDU Stock    Equity       Bond     Balanced  Small-Cap  national  Market    Savings      Total
Investment income:
  Dividends         $   815,775 $ 2,341,364 $   154,705 $   73,592 $   62,110 $    --- $  7,097 $     --- $ 2,638,868 $  3,454,643
  Interest                  866      11,446         509        218         48      ---      ---    40,393      52,614       53,480
  Capital gains             ---         ---      70,544        ---    103,511      ---   26,171       ---     200,226      200,226
  Other                      37        (193)        329          7        108        2      ---    (1,180)       (927)        (890)
  Realized gain (loss)  739,779   1,431,823   4,775,215     37,316     21,409    6,756  (35,358)      ---   6,237,161    6,976,940
  Unrealized appreciation
    (depreciation) on
    investments       5,225,914  16,184,557  (2,389,019)        (3)   154,728  103,313      (20)      ---  14,053,556   19,279,470
                      6,782,371  19,968,997   2,612,283    111,130    341,914  110,071   (2,110)   39,213  23,181,498   29,963,869
Contributions:
  Employers --
    MDU                     ---     670,480         ---        ---        ---      ---      ---       ---     670,480      670,480
    Williston Basin         ---     218,362         ---        ---        ---      ---      ---       ---     218,362      218,362
    Knife River             ---     324,822         ---        ---        ---      ---      ---       ---     324,822      324,822
                            ---   1,213,664         ---        ---        ---      ---      ---       ---   1,213,664    1,213,664
  Employees --
    MDU                     ---     959,057     682,656     78,641    182,436   66,127   66,775    15,606   2,051,298    2,051,298
    Williston Basin         ---     274,374     225,684     27,707     60,831   21,744   17,609     7,898     635,847      635,847
    Knife River             ---     332,457     339,315     50,247     87,863    6,042    4,081    46,327     866,332      866,332
                            ---   1,565,888   1,247,655    156,595    331,130   93,913   88,465    69,831   3,553,477    3,553,477
  Employee rollover --
    MDU                     ---         ---         ---        ---        ---      ---      ---       ---         ---          ---
    Williston Basin         ---         ---         ---        ---        ---      ---      ---       ---         ---          ---
    Knife River             ---         552         ---        ---        221      110      221       ---       1,104        1,104
                            ---         552         ---        ---        221      110      221       ---       1,104        1,104

                            ---   2,780,104   1,247,655    156,595    331,351   94,023   88,686    69,831   4,768,245    4,768,245


Distributions to
  terminated
  participants       (1,712,087) (4,265,456)   (441,830)  (135,612)   (91,652)  (5,574)  (6,567) (110,794) (5,057,485)  (6,769,572)

Transfers of
  participants' equity:
  Fund to Fund              ---  (1,503,786)    195,761   (127,807)   256,034  705,796  373,035   100,967         ---          ---
  Plan to Plan           27,156      61,730      64,375     (2,978)       797    3,333      680         9     127,946      155,102
                         27,156  (1,442,056)    260,136   (130,785)   256,831  709,129  373,715   100,976     127,946      155,102

Increase in participants'
  equity              5,097,440  17,041,589   3,678,244      1,328    838,444  907,649  453,724    99,226  23,020,204   28,117,644

Participants'
  equity at
  beginning of
  year               17,433,465  48,643,568   7,386,867  1,255,585  1,441,417      ---      ---   752,367  59,479,804   76,913,269

Participants'
  equity at end
  of year           $22,530,905 $65,685,157 $11,065,111 $1,256,913 $2,279,861 $907,649 $453,724  $851,593 $82,500,008 $105,030,913

                            The accompanying notes are an integral part of this schedule.

                                       MDU RESOURCES GROUP, INC.
                                TAX DEFERRED COMPENSATION SAVINGS PLAN

                               ALLOCATION OF PLAN INCOME AND CHANGES
                               IN PLAN EQUITY TO INVESTMENT PROGRAMS
                                    Year ended December 31, 1996

                       ESOP                           Deferred Savings                         Total
                                             Vanguard      Mellon     Fidelity    Money       Deferred    Profit
                    MDU Stock   MDU Stock      Equity        Bond     Balanced    Market      Savings     Sharing      Total

Investment income:
  Dividends       $   832,432  $ 2,240,465   $  127,247  $   68,953  $   52,482  $    ---  $ 2,489,147  $    4,248  $ 3,325,827
  Interest                  4        3,911          560         386         211    16,229       21,297      11,946       33,247
  Capital gains           ---          ---       25,681         ---         ---       ---       25,681         ---       25,681
  Other                   ---          ---          ---         ---         ---      (760)        (760)   (107,519)    (108,279)
  Realized gain       572,641      648,125          214      31,722     103,641       ---      783,702      13,406    1,369,749
  Unrealized
   appreciation
   (depreciation)
   on investments   1,963,600    5,559,439    1,105,398     (69,959)    (39,482)      ---    6,555,396         ---    8,518,996
                    3,368,677    8,451,940    1,259,100      31,102     116,852    15,469    9,874,463     (77,919)  13,165,221
Contributions:
  Employers--
    MDU                   ---      695,789          ---         ---         ---       ---      695,789         ---      695,789
    Williston Basin       ---      199,352          ---         ---         ---       ---      199,352         ---      199,352
    Knife River           ---      275,059          ---         ---         ---       ---      275,059         ---      275,059
                          ---    1,170,200          ---         ---         ---       ---    1,170,200         ---    1,170,200
  Employees--
    MDU                   ---    1,096,580      674,281      90,944     200,526    18,738    2,081,069         ---    2,081,069
    Williston Basin       ---      310,752      161,998      32,790      44,514     3,183      553,237         ---      553,237
    Knife River           ---      284,305      254,419      44,331      88,674    26,961      698,690         ---      698,690
                          ---    1,691,637    1,090,698     168,065     333,714    48,882    3,332,996         ---    3,332,996
  Employee rollover
    MDU                   ---          536        2,073         ---         ---       ---        2,609         ---        2,609
    Williston Basin       ---          ---          ---         ---         ---       ---          ---         ---          ---
    Knife River           ---          ---        5,028       3,771       3,771       ---       12,570         ---       12,570
                          ---          536        7,101       3,771       3,771       ---       15,179         ---       15,179

                          ---    2,862,373    1,097,799     171,836     337,485    48,882    4,518,375         ---    4,518,375

Distributions to
  terminated
  participants     (1,299,878)  (2,642,325)    (151,907)    (50,023)    (14,099)   (5,782)  (2,864,136)       (612)  (4,164,626)

Transfers of
  participants'
  equity:
  Fund to Fund            ---      (35,978)     252,031      (5,528)    209,527   447,291      867,343    (867,343)         ---
  Plan to Plan        286,464      214,882       97,313       1,796         ---       ---      313,991         ---      600,455
                      286,464      178,904      349,344      (3,732)    209,527   447,291    1,181,334    (867,343)     600,455

Increase (decrease)
  in participants'
  equity            2,355,263    8,850,892    2,554,336     149,183     649,765   505,860   12,710,036    (945,874)  14,119,425

Participants'
  equity
  at beginning
  of year          15,078,202   39,792,676    4,832,531   1,106,402     791,652   246,507   46,769,768     945,874   62,793,844

Participants'
  equity
  at end
  of year         $17,433,465   $48,643,568  $7,386,867  $1,255,585  $1,441,417  $752,367  $59,479,804  $      ---  $76,913,269

                            The accompanying notes are an integral part of this schedule.

                                     MDU RESOURCES GROUP, INC.
                               TAX DEFERRED COMPENSATION SAVINGS PLAN

                           ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      As of DECEMBER 31, 1998


Series of Transactions within the Plan Year in Aggregate Involving more than Five Percent:

                                                             Purchases              Sales/Redemptions          Gain on
       Fund                     Description                Number   Amount         Number       Amount       Transactions
ESOP
   MDU Stock               MDU Resources Group, Inc.
                             Common Stock                     8  $22,192,742*       ---           ---              ---
DEFERRED SAVINGS
   MDU Stock               MDU Resources Group, Inc.
                             Common Stock                    34  $43,937,244*       127   $11,634,184        $2,963,074
   MDU Stock               MainStay Inst. Money Market      111  $17,830,176*       116   $16,204,602               ---
   MainStay Equity         MainStay Index - 500 Portfolio    80  $19,570,260*       ---           ---               ---
   MainStay Bond           No reportable transactions
   Dodge & Cox Balanced    No reportable transactions
   Small-Cap               No reportable transactions
   Templeton International No reportable transactions
   Stable Value            New York Life Anchor Account      89  $ 8,069,623*        75   $ 6,566,745               ---

Single Security Transaction within the Plan Year Involving more than Five Percent:           Current Value
                                                           Purchase       Selling  Cost of     of asset on      Gain on
       Fund                    Description                   Price         Price    Asset   Transaction Date  Transactions
ESOP
   MDU Stock               MDU Resources Group, Inc.
                             Common Stock                  $20,963,353*     ---      ---     $20,963,353            ---
DEFERRED SAVINGS
   MDU Stock               MDU Resources Group, Inc.
                             Common Stock                  $36,544,484*     ---      ---     $36,544,484            ---

   MainStay Equity         MainStay Index - 500 Portfolio  $11,065,124      ---      ---     $11,065,124            ---

   MainStay Equity         MainStay Index - 500 Portfolio  $ 5,890,180*     ---      ---     $ 5,890,180            ---

* Includes amounts related to Merger of Plans (Note 1)

              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To MDU Resources Group, Inc.:

We have audited the accompanying statements of financial condition of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1998 and 1997, and the related statements of income and changes in participants' equity for each of the three years in the period ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan as of December 31, 1998 and 1997 and the results of its operations and the changes in participants' equity for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                 /s/ ARTHUR ANDERSEN LLP
                                 ARTHUR ANDERSEN LLP


Minneapolis, Minnesota,
March 15, 1999


                             SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the Tax Deferred Compensation Savings Plan committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 MDU Resources Group, Inc.
                                 Tax Deferred Compensation
                                 Savings Plan



Date: March 29, 1999             By  /s/ Douglas C. Kane
                                     Douglas C. Kane (Chairman)